Exhibit 99.1

Contact : Robert L. de Bakker,     +31 30 229 8540

Mary Jo Dieckhaus,     +1 212 986 2900

FOR IMMEDIATE RELEASE

ASM INTERNATIONAL REPORTS

2004 FIRST QUARTER OPERATING RESULTS

•	Net sales of € 195.9 million, up 66.3% from the first quarter of 2003 and up 19.7% from net sales in the fourth quarter of 2003;

•	Net earnings of € 14.9 million or € 0.28 diluted earnings per share as compared to a net loss of € (8.3) million or € (0.17) diluted loss per share for the first quarter of 2003;

•	First quarter of 2004 showed strong order intake of € 225.7 million, down 8.0% from the € 245.4 million in the fourth quarter of 2003;

•	Quarter-end backlog of € 228.8 million, up 15.0% from the previous quarter.

BILTHOVEN, THE NETHERLANDS, April 26, 2004—ASM International N.V. (NASDAQ: ASMI and Euronext Amsterdam: ASM) reported today the operating results for the first quarter of 2004. Net earnings for the first quarter of 2004 amounted to €14.9 million, or € 0.28 diluted earnings per share compared to a net loss of € (8.3) million or € (0.17) diluted net loss per share for the first quarter of 2003.

The first quarter of 2004 showed a continued strong order intake and strong improved sales and operating performance levels, in both the Company’s Front-end and Back-end segments. The restructuring plans implemented in the second half of 2003 contributed positively to the Company’s Front-end operating performance.

The following table shows the operating performance for the first quarter of 2004 as compared to the fourth quarter of 2003 and the first quarter of 2003 and the percentage change for the first quarter of 2004 compared to the fourth quarter of 2003 and the first quarter of 2003:

(euro millions)
	Ql 2003	Q4 2003	Ql 2004	% Change Q4 2003 to Ql 2004	% Change Ql 2003 to Ql2004
Net sales	117.8	163.6	195.9	19.7%	66.3%
Gross profit	38.1	64.9	81.1	25.0%	112.8%
Gross profit margin %	32.4%	39.7%	41.4%	1.7%	9.0%
Selling, general and administrative expenses	(24.0)	(32.8)	(24.9)	(23.8)%	3.8%
Research and development expenses	(18.4)	(21.6)	(17.5)	(19.2)%	(4.9)%

Earnings (loss) from operations *	(4.3)	10.5	38.7	268.8	na
Net earnings (loss) *	(8.3)	(5.5)	14.9	na	na
New orders	149.9	245.4	225.7	(8.0)%	50.6%
Backlog at end of period	175.0	199.0	228.8	15.0%	30.7%
*	Includes restructuring charges of € 6.0 million for Q4 2003.

Net sales

Net sales amounted to € 195.9 million for the first quarter of 2004, the highest quarterly sales level since the first quarter of 2001. Strong order intake starting in the fourth quarter of 2003 clearly marked a recovery in the semiconductor equipment industry and strongly improved our sales level in the first quarter of 2004. While the Back-end segment already benefited from the increased demand in the fourth quarter of 2003, the Front-end segment showed improved sales levels in the first quarter of 2004.

Our consolidated net sales expressed in euro were negatively impacted by the strong euro against the Japanese yen, the US dollar and US dollar related currencies. The decline in exchange rates for the first quarter of 2004 compared to the first quarter of 2003 impacted our sales negatively by 11.5%.

Operations

Gross profit amounted to 41.4% of net sales, 9.0 percentage points above the gross profit margin of 32.4% of net sales in the first quarter of 2003, and 1.7 percentage points above the gross margin of 39.7% for the fourth quarter of 2003. The improved gross margin is the result of slightly improved average sales prices, the product and customer mix, the overall growth in sales volumes and the related increased utilization of the Company’s manufacturing capacity.

Selling, general and administrative expenses increased 3.8% from € 24.0 million in the first quarter of 2003 to € 24.9 million in the first quarter of 2004 and decreased 23.8% from the € 32.8 million in the fourth quarter of 2003. The decrease from the fourth quarter of 2003 is mainly the result of the restructuring charges of € 4.4 million recorded in the fourth quarter of 2003, the effect of the restructuring and fixed costs control measures in the first quarter of 2004.

As a percentage of net sales, selling, general and administrative expenses were 12.7% in the first quarter of 2004 compared to 20.4% in the first quarter of 2003, and 20.0% in the fourth quarter of 2003.

Research and development expenses decreased from € 18.4 million or 15.6% of net sales in the first quarter of 2003 to € 17.5 million or 8.9% of net sales in the first quarter of 2004, and were 19.2% below the € 21.6 million in research and development expenses in the fourth quarter of 2003. The decrease from the fourth quarter of 2003 in research and development expenses is the result of the restructuring charges of € 1.6 million in the fourth quarter of 2003, the effect of the restructuring and the timing of certain research and development projects in the first quarter of 2004.

Earnings (loss) from operations amounted to earnings of € 38.7 million for the first quarter of 2004 compared to a loss from operations of € (4.3) million for the same period in 2003 and earnings from operations of € 10.5 million in the fourth quarter of 2003. In the fourth quarter of 2003 earnings from operations included € 6.0 million in restructuring expenses. Earnings from operations in the Company’s Back-end segment were strong; the earnings from operations in the Company’s Front-end segment were at a positive break-even level.

Net interest expense increased from a net expense of € 1.9 million in the first quarter of 2003 to a net expense of € 2.4 million in the first quarter of 2004. The increase is mainly the result of increased interest expenses due to increased borrowings, including the issuance of US$ 90.0 million in convertible debt in May 2003, partially offset by the lower US dollar exchange rate in the first quarter of 2004 compared to the first quarter of 2003.

Bookings and backlog

New orders received in the first quarter of 2004 were € 225.7 million, 8.0% lower than the strong order intake of € 245.4 million in the fourth quarter of 2003. Although the order intake decreased, the level of new orders is signaling a continued recovery in the industry, supported by an accelerated order intake on a month to month basis in the first quarter of 2004, both in the Front-end and the Back-end segment. For the first quarter of 2004 the level of new orders divided by the net sales for the quarter (book-to-bill ratio) was 1.15.

The backlog at the end of March 2004 amounted to € 228.8 million, an increase of 15.0% compared to € 199.0 million at December 31, 2003.

Liquidity and capital resources

Net cash provided by operations and investing activities for the first quarter of 2004 was € 25.1 million as compared to € 6.3 million in cash used by operating and investing activities for the first quarter of 2003.

Net working capital, consisting of accounts receivable, inventories, other current assets, accounts payable, accrued expenses, advance payments from customers and deferred revenue, increased from € 154.4 million at December 31, 2003 to € 170.8 million at March 31, 2004. The increase is primarily the result of increased sales levels and manufacturing activity, although outstanding days of working capital, measured based on quarterly sales, decreased from 85 days at December 31, 2003 to 78 days at March 31, 2004.

At March 31, 2004, the Company’s principal sources of liquidity consisted of € 184.3 million in cash and cash equivalents, of which
€ 99.5 million was available for the company’s Front-end segment and € 84.8 million was restricted for use in the Company’s Back-end segment. In addition the Company also had € 62.3 million in undrawn bank facilities, of which € 35.6 million was restricted for use in the Back-end segment and € 26.7 million was available for use in the Front-end operations in Japan.

Acquisition of NuTool, Inc.

On February 29, 2004 the Company entered into an agreement to acquire NuTool, Inc. (“NuTool”), a privately-held semiconductor equipment company based in Milpitas, California, USA. The Company currently owns preferred stock representing 15.7% of the fully-diluted common stock of NuTool. The Company will acquire the remaining 84.3% of NuTool in exchange for shares of our common stock. The number of shares to be issued will be determined based on the market value of our common stock as of the closing date of the transaction. Based on the market value of our common stock as of February 27, 2004, the number of our common shares to be issued at closing would be less than 4% of our total shares outstanding, and up to an additional 2% would be issued over the next three years based on NuTool’s achievement of various performance targets. The transaction is subject to NuTool stockholder approval and is expected to close in June 2004.

NuTool has developed a patented Electrochemical Mechanical Deposition (ECMD™) process, which is a unique planar copper deposition and copper removal technology. As the market for NuTool’s products is still early in its development, NuTool has limited revenues and is expected to require capital resources to fund its marketing, research and development and manufacturing activities in 2004 and 2005. Upon completion of the transaction the operations of NuTool are expected to have a negative impact on the Company’s 2004 consolidated earnings from operations in the magnitude of approximately € 10.0 million.

Outlook

The Company expects consolidated net sales in the second quarter of 2004 to be at a similar or slightly higher level than during the first quarter of 2004.

The recent periods with good levels of bookings and Book-to-bill ratio’s above 1.0 require the Company to further invest in the hiring and training of service engineers for its Front- end operations. This is needed for current customer requirements and anticipated strong bookings levels.

Net earnings for the second quarter are expected to be clearly positive but might be at a lower level than the first quarter of 2004 if the increase in costs is not sufficiently compensated through additional sales.

ASM INTERNATIONAL CONFERENCE CALL

ASM International will host an investor conference call and web cast on

Tuesday, April 27, 2003 at

9:00 a.m. US Eastern time

15:00 p.m. Continental European time.

The teleconference dial-in numbers are as follows:

United States:	+1 800.901.5248
International:	+1 617.786.4512

The participation pass code is 53974974

A simultaneous audio web cast will be accessible at www.asm.com and www. fulldisclosure.com.

The teleconference will be available for replay for 48-hours, beginning one hour after completion of the live broadcast. The replay dial-in numbers are:

United States:	+1 888.286.8010
International:	+1 617.801.6888

The participation pass code is 65439694

About ASM

ASM International N.V., headquartered in Bilthoven, the Netherlands, is a global company servicing one of the most important and demanding industries in the world. The Company possesses a strong technology base, state-of-the-art manufacturing facilities, a competent and qualified workforce and a highly trained, strategically distributed support network. ASM International and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. ASM International and its subsidiaries provide production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on Nasdaq (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s website at http://www.asm.com.

Safe Harbor Statement under the US.Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry, currency fluctuations, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to terrorist activity, armed conflict or political instability and other risks indicated in the Company’s filings from time to time with the US. Securities and Exchange Commission, including, but not limited to, the Company’s report on Form 20-F the year ended December 31, 2003.

ASM INTERNATIONAL N.V.

CONSOLIDATED STATEMENTS OF OPERATIONS

(thousands except per share data)		in Euro
	Three months ended March 31,
	2003	2004
	(unaudited)	(unaudited)
Net sales	117,767	195,871
Cost of sales	(79,654)	(114,773)

Gross profit	38,113	81,098

Operating expenses:
Selling, general and administrative	(24,033)	(24,956)
Research and development	(18,387)	(17,484)

Total operating expenses	(42,420)	(42,440)

Earnings (loss) from operations	(4,307)	38,658
Net interest expense	(1,901)	(2,351)
Foreign currency transaction gains	227	128

Earnings (loss) before income taxes and minority interest	(5,981)	36,435
Income taxes	(139)	(4,832)

Earnings (loss) before minority interest	(6,120)	31,603
Minority interest	(2,200)	(16,723)

Net earnings (loss)	(8,320)	14,880

Net earnings (loss) per share:
Basic	(0.17)	0.30
Diluted (1)	(0.17)	0.28

Weighted average number of shares used in computing per share amounts (in thousands):
Basic	49,371	50,156
Diluted (1)	49,371	61,491

(1)	The calculation of diluted net earnings (loss) per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in earnings of the Company. Only instruments that have a dilutive effect on net earnings (loss) are included in the calculation. The assumed conversion results in adjustment in the weighted average number of common shares and net earnings (loss) due to the related impact on interest expense. The calculation is done for each reporting period individually. Due to the loss reported in the three months ended March 31, 2003, the effect of securities and other contracts to issue common stock were anti-dilutive and no adjustments have been reflected in the diluted weighted average number of shares and net earnings (loss) for that period.

ASM INTERNATIONAL N.V.

CONSOLIDATED BALANCE SHEETS

(thousands except share data)		In Euro
Assets	December 31, 2003	March 31, 2004
		(unaudited)
Cash and cash equivalents	154,857	184,315
Marketable securities	9	9
Accounts receivable, net	144,900	182,648
Inventories, net	145,701	162,531
Income taxes receivable	873	21
Deferred tax assets	4,125	4,456
Other current assets	16,942	21,162

Total current assets	467,407	555,142

Property, plant and equipment, net	130,235	134,146
Goodwill	45,937	47,333
Deferred tax assets	136	136
Investments and loan advances	23,882	25,598
Debt issuance costs	4,704	4,475

Total Assets	672,301	766,830

Liabilities and Shareholders’ Equity

Notes payable to banks	23,680	22,713
Accounts payable	77,627	107,117
Accrued expenses	55,738	69,256
Advance payments from customers	9,601	10,014
Deferred revenue	10,173	9,152
Income taxes payable	7,618	12,176
Current portion of long-term debt	4,820	4,713

Total current liabilities	189,257	235,141

Deferred tax liabilities	1,740	2,302
Long-term debt	16,804	17,762
Convertible subordinated debt	162,319	167,711

Total Liabilities	370,120	422,916

Minority interest in subsidiary	87,249	107,115

Shareholders’ Equity:

Common shares
Authorized 110,000,000 shares, par value € 0.04, issued and outstanding 50,061,647 and 50,276,323 shares	2,002	2,011
Financing preferred shares, issued none	—	—
Preferred shares, issued none	—	—
Capital in excess of par value	259,122	260,838
Retained earnings	5,734	20,614
Accumulated other comprehensive loss	(51,926)	(46,664)

Total Shareholders’ Equity	214,932	236,799

Total Liabilities and Shareholders’ Equity	672,301	766,830

ASM INTERNATIONAL N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands)		in Euro
	Three months ended March 31,
	2003	2004
	(unaudited)	(unaudited)
Increase (decrease) in cash and cash equivalents:
Cash flows from operating activities:
Net earnings (loss)	(8,320)	14,880
Adjustments to reconcile net earnings to net cash from operating activities:
Depreciation property, plant and equipment	8,788	7,715
Amortization of debt issuance costs	317	378
Deferred income taxes	123	372
Minority interest	2,200	16,723
Changes in other assets and liabilities:
Accounts receivable	(4,607)	(32,310)
Inventories	(3,163)	(11,943)
Other current assets	(3,262)	(3,826)
Accounts payable and accrued expenses	2,676	38,019
Advance payments from customers	452	133
Deferred revenue	950	(1,108)
Income taxes	1,702	5,062

Net cash provided by (used in) operating activities	(2,144)	34,095

Cash flows from investing activities:
Capital expenditures	(4,212)	(7,293)
Investments and loan advances	—	(1,716)
Proceeds from sale of property, plant and equipment	39	29

Net cash used in investing activities	(4,173)	(8,980)

Cash flows from financing activities:
Notes payable to banks, net	3,162	(2,410)
Proceeds from long-term debt and subordinated debt	22
Repayments of long-term debt and subordinated debt	(896)	(388)
Proceeds from issuance of common shares	11	1,725

Net cash provided by (used in) financing activities	2,299	(1,073)
Exchange rate effects	(2,712)	5,416

Net increase (decrease) in cash and cash equivalents	(6,730)	29,458
Cash and cash equivalents at beginning of period	70,991	154,857

Cash and cash equivalents at end of period	64,261	184,315

Supplemental disclosures of cash flow information
Cash paid (received) during the period for:
Interest, net	465	164
Income taxes, net	(1,686)	(603)

ASM INTERNATIONAL N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in Euro thousands)

Basis of Presentation

ASM International N.V, (“ASMI”) follows accounting principles in the United States of America (“US GAAP”). Accounting principles applied are unchanged compared to the year 2003.

Principles of Consolidation

The Consolidated Financial Statements include the accounts of ASMI and its subsidiaries, where ASMI holds a controlling interest. The minority interest of third parties is disclosed separately in the Financial Statements. All intercompany profits, transactions and balances have been eliminated in consolidation. Intercompany profits included in inventory are recognized in the Statement of Operations upon the sale of the respective inventory to a third party.

Accounting principles under Dutch GAAP

Under accounting principles generally accepted in the Netherlands (“Dutch GAAP”) the Statement of Operations, the Balance Sheet and Statement of Cash Flows would not differ significantly from those presented under US GAAP, except for the amortization of goodwill. US accounting standard SFAS 142 “Goodwill and Other Intangible Assets,” provides that goodwill should not be amortized, but rather be tested at least annually for impairment. Under Dutch GAAP, goodwill should be amortized on a straight-line basis over the expected useful life not exceeding 20 years, unless goodwill is impaired based on a recoverability assessment of the unamortized balance of goodwill. If ASMI had amortized goodwill in accordance with Dutch GAAP, the net earnings for the three months ended March 31, 2004 would have been € 13,491 and the net loss for the three months ended March 31, 2003 would have been € (9,920). The diluted earnings per share for the three months ended March 31, 2004 would have been € 0.26 and the diluted net loss per share for the three months ended March 31, 2003 would have been € (0.20). Shareholders equity at March 31, 2004 would have been € 224,069.

At March 31, 2004: 1 Euro = 1.2223 US$

Auditors:	Deloitte Accountants
Stock:	Traded on the NASDAQ National Market System under the symbol ‘ASMI’ and on the Euronext Amsterdam Stock Exchange under the symbol ‘ASM’